

October 18, 2011

<u>Via Mail</u>
Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

> **Re: First China Pharmaceutical Group Inc.**
> **Form 10-K/A for Fiscal Year Ended March 31, 2011**
> **Filed September 19, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 22, 2011**
> **File No. 000-54076**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 31, 2011</u>

<u>Background, page 2</u>

1. We note your discussion of the Exchange Agreement including the payment of up to 2% of the quarterly gross sales of XYT. Additionally, the final sentence on page two states that "[w]ith the exception of these bonus payments to be paid to Mr. Wang, the Exchange Agreement does not contemplate any material payments or benefits to be received by the parties." Please revise this section to provide a clear discussion of the shareholders distribution received by Mr. Wang for his continued relationships and payment collection from customers.

Products and Distribution, page 5

2. In the last paragraph on page six, you disclose your customer website as www.kmxyt.com. We also note that you maintain a corporate website, www.firstchinapharma.com, for your holding company, First China Pharmaceutical Group, Inc. Please revise your disclosure here, and where appropriate, to discuss the existence and purpose of each website.

3. In the third paragraph on page seven, you state that you formed "an alliance" with the largest national logistics company in China, Deppon Logistics. Revise your disclosure to discuss this alliance in greater detail including whether you entered into a written contract or other agreement with Deppon, and if so, the key terms of this agreement. Please amend your filing to include this agreement as an exhibit.

Customers, page 16

4. In the first two paragraphs on page 16 you discuss the collection of payments from customers collected by your CEO, Mr. Wang. Please revise this section to provide disclosure consistent with our review of your Form 8-K originally filed September 15, 2010 and most recently amended September 16, 2011. Your disclosure should reflect the reclassification of this payment from a receivable to a distribution to a shareholder and the resulting reduction in retained earnings.

5. Additionally, please state clearly here that, while you are "in discussions regarding an acceptable payment schedule," Mr. Wang has not repaid any amount of the distribution.

Risk Factors, page 23

Risks Related to Our Business and Industry, page 23

Increasing government regulation of the internet could affect our business, page 27

6. Please revise this section to discuss in greater detail the specific government regulations of the internet that may affect your business. Include discussion of how these regulations apply to your business and the specific risks to you.

Risks Related to Our Corporate Structure, page 32

7. Please revise this section to include a separate risk factor addressing the risks involved with your corporate structure related to the organization of your entities under PRC law. Specifically, address the risks involved with the use of a WFOE and variable interest entities, as applicable.

Risks Relating to our Securities and our Status as a Public Company, page 36

The relative lack of public company experience of our management team…, page 36

8. Please expand this section to discuss in greater detail management's lack of experience with U.S. GAAP. Include disclosure of any steps you have taken to improve your knowledge or experience in order to assure compliance with U.S. accounting standards and U.S. federal securities laws.

Management's Discussion and Analysis…, page 41

Results of Operations, page 45

9. Your discussion regarding results of operations are overly generic and should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. In particular, you show a material increase in sales and cost of sales. Therefore, provide a more detailed discussion of the components of sales growth for all periods presented. Discuss by quantifying the components of the increase and indicating the relevant weight of product volume or price and particular product line to the overall increase. You also should address the underlying reasons for changes. In this example, you should discuss the underlying factors that contributed to the increase in the volume of customer transactions besides "increased selling efforts." The focus should be on an analysis of the factors that caused these changes to occur. In providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry specific metrics. Furthermore, MD&A should fully explain the results of operations. For example, MD&A should not merely state that the increase costs of sales is due to an increase in revenues.

Sales, page 45

10. Beginning at the top of page 46, you discuss the collection of receivables by your CEO, Mr. Wang. Please revise this section to provide disclosure consistent with our review of your Form 8-K originally filed September 15, 2010 and most recently amended September 16, 2011. Your disclosure should reflect the reclassification of this receivable as a distribution to a shareholder and the resulting reduction in retained earnings. Revise your Liquidity and Capital Resources section of MD&A to discuss the impact on your liquidity due to this continued arrangement with Mr. Wang.

Liquidity and Capital Resources, page 47

11. We note that in lieu of a discussion and analysis of cash flows, you merely recited net changes in the major captions in the Statements of Cash Flows. Please provide an

enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions as reported therein for all periods presented. For example, we note material changes in accounts receivable, other receivables, and inventory and the reasons for such fluctuations are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Certain Relationship and Related Transactions, and Director Independence, page 59

Related Party Transactions, page 59

12. Beginning with the first paragraph at the top of page 60, please revise your disclosure to reflect the reclassification of the receivable collected by Mr. Wang. Your disclosure should reflect the transaction as a distribution to a shareholder as reported in your retained earnings. Refer to Item 404 of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

13. We note that the restatements in the financial statements were due to a correction of an error involving an accounting principle; consequently, please revise the report as the changes require recognition in the auditor's report through the addition of an explanatory paragraph.

Consolidated Balance Sheets, page F-3

14. Please clearly indicate above each applicable column in your financial statements that it has been restated.

Notes to the Financial Statements, pages F11 – F-35

15. As the company's financial statements have been restated to correct an error, please provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item.

Note 3. Deemed distribution of dividend, page F-21

16. Please delete all information prepared and presented in accordance with PRC GAAP. As the company is a U.S. domestic issuer, you must follow Regulation S-X and U.S.

GAAP. Financial statements not prepared in accordance with U.S. GAAP are presumed to be inaccurate or misleading.

Note 15. Subsequent Event, page F-30

Corporate Re-organization & Intended Disposal of XYT

17. We note that in a proposed re-organization "FCPG HK will dispose its interests in XYT through an arm's length transaction." However, despite the disposal "FCPG HK will contract with XYT to act as the supplier of its logistics in filling orders in Yunnan province. XYT will be contractually bound to only provide services to FCPG HK. FCPG HK will retain ownership of the customers generated by XYT and the internet license. The internet software utilized to conduct the business will also continue to be used exclusively by FCPG HK." In order to better understand the accounting implications of the disposal, and with appropriate referral to applicable accounting guidance, please provide the following:

   a. Describe in detail how the company will account for the above described contractual relationship between FCPG HK and XYT;

   b. Explain your consideration of the VIE consolidation model pursuant to ASC 805-10-25-20, as amend by ASU 2009-17; and

   c. Explain in detail how FCPG HK will retain ownership of the customers and the internet license of XYT if the operating company is being sold in an arm's length transaction.

18. We also note your claim that the reorganization "will save the [c]ompany tens of millions of dollars in taxes over the next 5 years alone." Please explain and disclose your basis in support of such an assertion.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Consolidated Balance Sheets, page 4

19. We note that the company has amended its Form 10-K for the years ended March 31, 2011 and 2010, respectively. Consequently, please amend and restate all relevant balance sheets to report the Due from Related Party balances as a deduction from equity in the Form 10-Q for the periods presented.

Note 3. Related Parties, page 17

20. We note that the company owes FCPG-HK approximately $6.2 million, please restate and report the due to related party payable separately on the balance sheet. See Regulation S-X, Rule 5-02-19 and Rule 4-08(k).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (916) 448-1709</u>
         Mark C. Lee, Esq.
       Greenberg Traurig, LLP